Rocky Mountain High Brands, Inc. is a Nevada corporation.  RMHB currently operates through its parent company and two wholly-owned subsidiaries:

•	Rocky Mountain High Brands, Inc., an active Nevada corporation (Parent)
o	Rocky Mountain High Clothing Company, Inc., an inactive Texas Corporation
o	Smarterita, LLC, an inactive Texas limited liability company